FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding change of directors of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 15, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 15, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

ANNOUNCEMENT

Change of Directors

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Ms. Li Liming has resigned from her position as a Non-Executive Director of the Company with effect from 15 January 2007. Ms. Li Liming has also resigned from her position as member of the Compensation Committee and the Strategy Committee of the Board of the Company with effect from 15 January 2007. The resignation of Ms. Li Liming is due to her personal reasons. Ms. Li Liming has confirmed that there is no disagreement with the Board and that there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Mr. Li Fushen, Chief Financial Officer and Joint Company Secretary of the Company, has been appointed as an Executive Director of the Company with effect from 15 January 2007. Mr. Li Fushen has also been appointed as a member of the Compensation Committee and the Strategy Committee of the Board of the Company with effect from 15 January 2007.

Mr. Li Fushen, 44, has served as the Chief Financial Officer of the Company since September 2005 and has been appointed as the Joint Company Secretary of the Company with effect from 20 December 2006. He served as the Financial Controller of the Company from July 2004 to August 2005. Since October 2005, he has served as the Chief Accountant of China Network Communications Group Corporation. From October 2003 to August 2005, he served as the General Manager of the Finance Department of China Network Communications Group Corporation. From November 2001 to October 2003, he served as the Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. He graduated from the Australian National University with a master’s degree in management and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

The service contract of Mr. Li Fushen with the Company does not provide for a specified length of services and he will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Mr. Li Fushen has agreed to waive his entitlement to an annual director’s fee of HK$250,000 as proposed by the Board and approved by the shareholders of the Company at the annual general meeting held on 20 May 2005. Mr. Li is entitled to an annual base salary of RMB261,000 plus a discretionary bonus and discretionary award of share options as may be determined by the Board with reference to his performance. His remuneration has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions. As at the date hereof, Mr. Li Fushen holds 480,000 share options in the Company. Save for such share options, Mr. Li Fushen does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Mr. Li Fushen is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Li Fushen pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Li Fushen that need to be brought to the attention of the shareholders of the Company.

Mr. Li Fushen has extensive experience in telecommunications operations and management. The Board believes that Mr. Li will contribute to the continuous development of the Company. The Board takes this opportunity to acknowledge the contributions of Ms. Li Liming during her office as Non-Executive Director of the Company with the highest regard and deepest gratitude, and to welcome Mr. Li Fushen as a member of the Board.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 15 January 2007

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Li Fushen as executive directors, Dr. Tian Suning, Mr. José María Álvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.